SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)
Applica Incorporated
(Name of Subject Company)
Applica Incorporated
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
03815A106
(CUSIP Number of Class of Securities)
Harry D. Schulman
Chairman of the Board, President and Chief Executive Officer
Applica Incorporated
3633 Flamingo Road
Miramar, Florida 33027
(954) 883-1000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies To:
Ira N. Rosner, Esq.
Barbara J. Oikle, Esq.
Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, FL 33131
Telephone: (305) 579-0500
Facsimile: (305) 961-5844

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PURPOSE OF AMENDMENT
     This Amendment No. 9 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Applica with the Securities and Exchange Commission on December 19, 2006, as amended by Amendment No. 1 to Schedule 14D-9, which was filed by Applica with the SEC on December 21, 2006, by Amendment No. 2 to Schedule 14D-9, which was filed by Applica with the SEC on December 22, 2006, by Amendment No. 3 to Schedule 14D-9, which was filed by Applica with the SEC on December 28, 2006, by Amendment No. 4 to Schedule 14D-9, which was also filed by Applica with the SEC on December 28, 2006, by Amendment No. 5 to Schedule 14D-9, which was filed by Applica with the SEC on January 4, 2007, by Amendment No. 6 to Schedule 14D-9, which was also filed by Applica with the SEC on January 4, 2007, by Amendment No. 7 to Schedule 14D-9, which was filed by Applica with the SEC on January 10, 2007, and also by Amendment No. 8 to Schedule 14D-9, which was filed by Applica with the SEC on January 12, 2007. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms that appear herein but are not defined herein have the meanings ascribed to such terms in the original Schedule 14D-9.
IMPORTANT LEGAL INFORMATION
     This document has been made available to shareholders of Applica. Investors are urged to read the original Schedule 14D-9, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and 8 thereto and this Amendment No. 9, as it contains important information. The original Schedule 14D-9, as amended, and other public filings made from time to time by Applica with the SEC are available without charge from the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC may be obtained free of charge by directing such requests to Applica Incorporated, 3633 Flamingo Road, Miramar, Florida 33027, Attention: Investor Relations (954) 883-1000, or from Applica’s website at www.applicainc.com.
Item 2. Identity and Background of Filing Person.
     The first paragraph of Item 2(b) is hereby amended and restated in its entirety to read as follows:
     “This Statement relates to the tender offer by Apex Acquisition Corporation, or NACCO Sub, which is a newly formed Florida corporation and an indirect, wholly owned subsidiary of NACCO Industries, Inc., or NACCO, which is a Delaware corporation, to purchase all of the issued and outstanding shares of Applica’s common stock at a purchase price of $8.05 per share, net to the seller in cash, without interest. The tender offer is being made on the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO and the exhibits thereto filed by NACCO and NACCO Sub with the Securities and Exchange Commission on December 15, 2006, as amended by NACCO and NACCO Sub on December 18, 2006, December 21, 2006, December 26, 2006, January 3, 2007, January 9, 2007 and January 16, 2007. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the NACCO offer. The Schedule TO states that NACCO intends, as soon as practicable after successful completion of the NACCO offer, to seek to have NACCO Sub merge with and into Applica in accordance with the applicable provisions of the Florida Business Corporation Act, or the FBCA.”
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     The first paragraph of Item 3(a) is hereby amended and restated in its entirety to read as follows:
     “Except as described in this Statement or in the excerpts from Applica’s Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 31, 2006, which excerpts are filed as Exhibit (e)(1) to this Statement, relating to Applica’s annual meeting of shareholders, or in excepts from Applica’s Definitive Proxy Statement on Schedule 14A that was filed with the SEC on December 4, 2006, as supplemented by Applica’s Supplements to Proxy Statement on Schedule 14A that were filed with the SEC on December 15, 2006, December 22, 2006, December 28, 2006, January 4, 2007 and January 17, 2007, relating to the proposed merger with Harbinger, which excerpts are filed as Exhibit (e)(2), Exhibit (e)(14), Exhibit (e)(16) and Exhibit (e)(17) to this Statement, or as otherwise incorporated herein by reference, to the knowledge of Applica, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Applica or its affiliates and (i) Applica’s executive officers, directors or affiliates or (ii) the NACCO Sub, NACCO or their respective executive officers, directors or affiliates. The exhibits filed as Exhibit (e)(1), Exhibit (e)(2), Exhibit (e)(14), Exhibit (e)(16) and Exhibit (e)(17) to this Statement are incorporated herein by reference, and include the information on the following pages and with the following headings from the annual meeting proxy statement and the Harbinger merger proxy statement:

•	Pages 5 and 6 of the annual meeting proxy statement, “Stock Ownership”;

•	Pages 8 and 9 of the annual meeting proxy statement, “How are directors compensated?”;

•	Pages 14 and 15 of the annual meeting proxy statement, “Executive Compensation”;

•	Pages 15 through 17 of the annual meeting proxy statement, “Report of the Compensation Committee on Executive Compensation”;

•	Pages 19 and 20 of the annual meeting proxy statement, “Employment Agreements”;

•	Page 21 of the annual meeting proxy statement, “Certain Relationships and Related Transactions”;

•	Pages 37 through 41 of the Harbinger merger proxy statement, “Interests of Our Directors and Executive Officers in the Merger;” as supplemented by pages 7 and 8 of the second supplement, page 8 of the third supplement, pages 9 and 10 of the fourth supplement and pages 9 and 10 of the fifth supplement, “Update to Interests of Our Directors and Executive Officers in the Merger”;

•	Page 45 of the Harbinger merger proxy statement, “Consideration To Be Received in the Merger”; and

•	Pages 62 and 63 of the Harbinger merger proxy statement, “Security Ownership of Certain Beneficial Owners and Management.”
     The first paragraph under the subheading “Cash Consideration Payable Pursuant to the NACCO Offer” in Item 3(a) is hereby amended as follows:
     The amount “$21,756.481.50” in the last line of such paragraph is replaced with the amount “$22,169,579.25”.
     The third paragraph under the subheading “Cash Consideration Payable Pursuant to the NACCO Offer” in Item 3(a) is hereby amended and restated in its entirety to read as follows:
     “As of November 27, 2006, Applica’s directors and executive officers held options to purchase 842,500 shares of Applica’s common stock, 623,667 of which were vested and exercisable as of that date. The outstanding options have exercise prices ranging from $2.86 to $31.6875 and an aggregate weighted average exercise price of $5.08 per share. Of the total options outstanding as of November 27, 2006, options to purchase 772,000 shares of Applica’s common stock had exercise prices that were less than NACCO’s $8.05 offer price, 549,667 of which were vested and exercisable as of November 27, 2006. The weighted average exercise price of these “in the money” options was $4.32. All of the unvested options would fully vest upon the consummation of the NACCO offer pursuant to the terms of Applica’s 1988 Directors Stock Option Plan, 1992 Employees’ Incentive Stock Option Plan, 1996 Stock Option Plan, the 1998 Stock Option Plan and the 2000 Stock Option Plan.”
Item 4. The Solicitation or Recommendation.
     Item 4(a) is hereby amended and restated in its entirety to read as follows:
     “As described in subsection (c) below, after careful consideration, the Applica board determined at a meeting on January 16, 2007, to recommend that Applica’s shareholders reject the NACCO offer and not tender their shares in the NACCO offer.
     Accordingly, the Applica board recommends that Applica’s shareholders reject the NACCO offer and not tender their shares in the NACCO offer.
     In addition, the Applica board reaffirms the Harbinger merger and recommends that Applica’s shareholders vote “FOR” the adoption of the Agreement and Plan of Merger, dated as of October 19, 2006, as amended by Amendment No. 1 thereto, dated as of December 14, 2006, Amendment No. 2 thereto, dated as of December 22, 2006, Amendment No. 3 thereto, dated as of December 27, 2006, Amendment No. 4 thereto, dated as of January 3, 2007, and Amendment No. 5 thereto, dated as of January 16, 2007, among Applica and certain affiliates of Harbinger Capital Partners Master Fund I, Ltd., which are collectively referred to in this Statement as Harbinger.

     A letter to Applica’s shareholders and a press release communicating the Applica board’s recommendation are filed as Exhibit (a)(16) and Exhibit (a)(18), respectively.
     The Applica board also recommends that, even if a shareholder does not vote with respect to the Harbinger merger agreement at this time, that such shareholder vote “FOR” the proposal to adjourn or postpone the special meeting of Applica’s shareholders, if necessary or appropriate, to solicit additional proxies if there are insufficient shares present or represented at the meeting to constitute a quorum or insufficient votes at the time of the meeting to adopt the Harbinger merger agreement or because the board, in its judgment, determines that an adjournment is required by law or is otherwise in the best interests of Applica and its shareholders. The ability to adjourn or postpone the special meeting will give the Applica board the flexibility to preserve the existing transaction with Harbinger should the vote not be obtained by January 23, 2007.”
     Item 4(b) is hereby amended and supplemented by the addition of the following paragraphs as the final paragraphs thereto:
     “On January 16, 2007, NACCO publicly announced that it had increased the per share offer price of the NACCO offer to $8.05, net to the seller in cash, without interest, and amended the Schedule TO accordingly. In accordance with the terms of the Harbinger merger agreement, Applica promptly notified Harbinger on January 16, 2007 of NACCO’s amended offer price. In response, Harbinger submitted a binding offer to enter into a fifth amendment to the Harbinger merger agreement to increase the merger consideration to $8.25 per share in cash, without interest, conditioned upon increases in the termination fee payable by Applica if the merger agreement is terminated under certain circumstances to $7 million and Applica’s corresponding expense reimbursement obligation to up to $3.3 million.
     The fifth amendment (i) increases the merger consideration payable for all outstanding shares of Applica that Harbinger does not currently own to $8.25 per share in cash, without interest, and (ii) requires Applica to convene the special meeting at 11:00 a.m. Eastern Standard Time on January 17, 2007, as scheduled, and adjourn the special meeting until 11:00 a.m. Eastern Standard Time on January 23, 2007, without a vote on any proposal other than an adjournment. In consideration of the increase in the per share merger consideration, Applica acceded to Harbinger’s demand for increases in the termination fee payable by Applica if the merger agreement is terminated under certain circumstances to $7 million and Applica’s corresponding expense reimbursement obligation to up to $3.3 million.
     On January 16, 2007, the Applica board held a meeting and discussed the offers from NACCO and Harbinger and its obligations under the Harbinger merger agreement. The meeting was attended by Applica’s senior management and legal and financial advisors, as well as a representative of the Applica board’s independent legal counsel. The Applica board reviewed and discussed the amended offer from NACCO and the proposed amendment to the Harbinger merger agreement with management and the legal and financial advisors and determined that the Harbinger merger agreement, as proposed to be amended, is more favorable to Applica’s shareholders than the amended offer made by NACCO. After lengthy discussions and a thorough review with management and the legal and financial advisors, the Applica board also determined (i) that the merger agreement, as proposed to be amended, is advisable for, fair to and in the best interests of Applica’s shareholders (other than Harbinger and its affiliates) and voted to approve and adopt, and authorized senior management to enter into, the amendment proposed by Harbinger and (ii) to recommend that Applica’s shareholders (A) vote “FOR” the adoption of the Harbinger merger agreement, as proposed to be amended and (B) reject the NACCO offer and not tender their shares in the NACCO offer.
     On January 16, 2007, Applica executed Amendment No. 5 to the Agreement and Plan of Merger with Harbinger, as amended, and thereafter on January 17, 2007, issued a press release announcing the amendment. Also on January 17, 2007, Applica filed with the SEC a supplement to the Harbinger merger proxy statement that describes, among other things, the amendment to the Harbinger merger agreement.
     Applica convened the special meeting at 11:00 a.m. Eastern Standard Time on January 17, 2007, as originally scheduled, and adjourned the special meeting until 11:00 a.m. Eastern Standard Time on January 23, 2007, without a vote on any proposal other than an adjournment. The proposals to be considered at the special meeting will be submitted to a vote of Applica’s shareholders at the reconvened meeting at 11:00 a.m. Eastern Standard Time on January 23, 2007.”
     Item 4(c) is hereby amended and restated in its entirety to read as follows:
     “The Applica board based its determination to recommend that Applica’s shareholders reject the revised NACCO offer and not tender their shares in the revised NACCO offer on the following reasons:

•	Higher Price and More Deal Certainty Offered by Harbinger. The $8.25 per share merger consideration set forth in the Harbinger merger agreement, as amended on December 14, 2006, December 22, 2006, December 27, 2006, January 3, 2007 and January 16, 2007 is $0.20 higher than the per share price being offered by NACCO. In addition, Applica believes that, subject to receipt of shareholder approval, substantially all conditions precedent to the consummation of the Harbinger merger have been satisfied or will be satisfied at closing. Accordingly, Applica currently anticipates that the merger with Harbinger would be completed not later than one business day after the shareholder meeting assuming that the requisite shareholder approval were obtained.

•	The Revised NACCO Offer Continues to Contain Certain Significant Conditions Resulting in Consummation Uncertainty. The Applica board believes that the revised NACCO offer continues to contain certain substantial conditions that create significant concerns as to whether the revised NACCO offer can be completed in a reasonable time frame, if at all. Although to date NACCO has eliminated or revised certain conditions precedent to make such conditions more comparable to the conditions to the Harbinger merger and further indicated a willingness to modify to make more favorable to Applica certain of its closing conditions in any merger agreement it might enter into with Applica, the Applica board believes that the following conditions of the revised NACCO offer continue to present an unacceptable risk to consummation of such offer:
•	Minimum Condition. Applica’s shareholders shall have validly tendered and not properly withdrawn prior to the expiration of the revised NACCO offer a number of shares of common stock that constitute a majority of the outstanding shares of Applica’s common stock, calculated on a fully diluted basis as of the date the shares are accepted for payment pursuant to the revised NACCO offer.

Applica’s board believes that the Minimum Condition, which requires a majority of Applica’s outstanding shares of common stock on a fully diluted basis to be tendered, presents a significant risk that the revised NACCO offer will not be consummated, especially in light of Harbinger’s ownership of approximately 39% of Applica’s outstanding common stock. Assuming that Harbinger does not tender the shares of common stock that it currently owns, the Minimum Condition will not be satisfied unless approximately 81% to 86% percent of the remaining currently outstanding shares of Applica’s common stock are validly tendered and not subsequently withdrawn. While acknowledging that tender offer response rates are transaction specific and necessarily dependent on a number of factors, including the nature of the target’s shareholder base, based on information made available by Applica’s proxy solicitation advisor, the Applica board noted that tender offer response rates rarely exceed the low to mid 90% range, and that such response rates are significantly lower where a large portion of the shareholders are non-institutional (in excess of 40%). The Applica board noted that the voting response rate to the current Applica proxy solicitation appears to be approximately 65% of the shares not owned by Harbinger (on a fully diluted basis). The Board also believes, based on the information available, that non-institutional shareholders hold in excess of 40% of the shares not owned by Harbinger. Accordingly, the Applica board believes that there is a considerable risk that the Minimum Condition will not be satisfied.

•	No Adverse Change Condition. No event, circumstance, change or effect shall have occurred since October 19, 2006 that, individually or in the aggregate, with all other events, circumstances, changes and effects, is or could reasonably be expected to be materially adverse to the business, financial condition, assets, liabilities or results of operations of Applica and its subsidiaries, taken as a whole; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (A) changes in general economic conditions or (B) general changes in the industry of designing, marketing and distributing small electronic kitchen and household appliances in which Applica and its subsidiaries operate that do not have a disproportionate effect (relative to overall industry performance) on Applica and its subsidiaries, taken as a whole.

The No Adverse Change Condition does not exclude effects arising out of the announcement or pendency of a potential transaction with NACCO. The Applica board believes that the announcement of a potential transaction with NACCO may result in a substantial loss of key employees and other adverse effects on Applica’s business. Although it is impossible to assess whether such adverse effects will occur, such potential risks have not yet been identified as risks to consummation of the Harbinger merger. If such an adverse impact did occur after the announcement of a potential transaction with NACCO, NACCO could assert that the No Adverse Change Condition was not satisfied and, as a result, not consummate the revised NACCO offer. Applica requested that NACCO revise the No Adverse Change Condition such that adverse changes resulting from the transaction itself cannot be asserted to avoid completion of the NACCO offer. NACCO indicated a willingness to make certain changes in this condition in the context of a merger agreement, but indicated that it would require a “reasonable level of specificity” with respect to the exclusions. “Material adverse change” provisions are highly negotiated contractual provisions, and it is uncertain whether Applica and NACCO would be able to reach a mutually acceptable agreement with respect to the scope of the requested exclusions. Accordingly, the Applica board believes that this condition poses a potential risk to consummation of the NACCO offer that is not present with respect to the Harbinger merger.

•	Recommendation Condition. The Applica board shall have either recommended that the holders of shares accept the NACCO offer and tender their shares in the NACCO offer, taken a neutral position with respect to the NACCO offer or not recommended against the NACCO offer.

The Applica board believes that modifying its position with respect to the revised NACCO offer would be inconsistent with its obligations under the Harbinger merger agreement because the revised NACCO offer does not constitute a “superior proposal” as defined therein. Accordingly, the Applica board is prohibited from satisfying this condition. Moreover, if the Applica board modifies or withdraws its recommendation that Applica’s shareholders vote for the Harbinger merger, Harbinger has the right to terminate the merger agreement and Applica must, under the amended Harbinger merger agreement, pay APN Mergersub, Inc., or Harbinger Buyer, a termination fee equal to $7.0 million plus up to $3.3 million of reasonable, documented, third party, out-of-pocket expenses.

•	Termination of Harbinger Merger Condition. The Harbinger merger agreement shall have been terminated, or a court of competent jurisdiction shall have entered an order satisfactory to NACCO Sub that the Harbinger merger agreement is not legally valid and binding on the parties thereto.

Applica may only terminate the Harbinger merger agreement in connection with a superior proposal. Because the board concluded that the revised NACCO offer does not constitute a superior proposal, this condition cannot be satisfied.
•	Uncertainty Harmful to Applica’s Business. The uncertainty regarding the control of Applica has strained Applica’s relationships with certain of its significant customers, adversely affected Applica’s ability to operate its business in the ordinary course and has had a negative impact upon Applica’s ability to attract new employees and to fill vacant employment positions. In light of these threats to Applica’s business caused by such uncertainty, the Applica board believes that it is imperative to consummate a transaction offering a substantial premium to Applica’s pre-transaction stock price with the highest likelihood of consummation as promptly as practicable. The Applica board believes that NACCO continues to insist upon conditions that are not likely to be satisfied. In an attempt to terminate the now protracted period of uncertainly regarding the control of Applica, during which period the original $6.00 per share price to be offered to Applica’s shareholders by Harbinger has increased to $8.25 under the Harbinger merger agreement, Applica reiterated to NACCO the Applica board’s determination that the Minimum Condition, as currently drafted, presents a significant risk that the NACCO offer will not be consummated. NACCO has been afforded numerous opportunities to amend the Minimum Condition to increase the likelihood that such condition could be satisfied and has refused to do so. There is significantly less uncertainty associated with the consummation of the Harbinger merger.
     Given (i) the higher $8.25 price per share in cash being offered by the Harbinger merger agreement, as amended (as opposed to $8.05 being offered in the amended NACCO offer), (ii) the risks to Applica associated with terminating the Harbinger merger agreement or the Applica board changing its recommendation with respect to the Harbinger merger agreement absent a superior proposal, (iii) the continuing uncertainty as to whether certain of the conditions precedent to the revised NACCO offer, in particular the Minimum Condition, can be satisfied and (iv) the risks to Applica’s business inherent in not consummating a transaction as promptly as practicable, the Applica board believes it serves the best interests of Applica’s shareholders to reject the revised NACCO offer.
     Harbinger is offering $0.20 more per share than NACCO. In addition, Applica believes that, subject to receipt of shareholder approval, substantially all conditions precedent to the consummation of the Harbinger merger have been satisfied or will be satisfied at closing and the merger with Harbinger will be completed not later than one business day after the shareholder meeting. On the other hand, NACCO is offering a lower per share purchase price, and the Applica board is considerably less confident that certain conditions to the NACCO offer can be satisfied. Applica has communicated its concerns regarding consummation certainty to NACCO. NACCO, however, has refused to adequately address these concerns, particularly the Minimum Condition, after being given numerous opportunities to do so. This presents, in the Applica board’s view, an unacceptable risk that NACCO’s offer cannot be completed. To avoid the increasing risk of harm to Applica’s business and the attendant risks to the completion of a sale of Applica, and to maximize the merger consideration to be received by Applica’s shareholders in a transaction offering the highest likelihood of consummation, Applica acceded to Harbinger’s demand for increases in the termination fee payable by Applica if the merger agreement is terminated under certain circumstances to $7 million and Applica’s corresponding expense reimbursement obligation to up to $3.3 million in consideration of Harbinger’s increase in the per share merger consideration by $0.50. The Applica board determined that its failure to agree to such increase would have resulted in Harbinger refusing to raise its offered merger consideration. Faced with NACCO’s repeated refusal to remedy the higher conditionality of its offer, the Applica board decided not to jeopardize Harbinger’s offer to increase to $8.25 the price per share to be received by Applica’s shareholders. Moreover, the Applica board believes that the increased termination fee would likely not discourage material increases by NACCO or any other bidder. The Applica board also considered the size of the increased termination fee and maximum expense reimbursement relative to the implied enterprise and equity values of Applica.
     For the foregoing reasons, the Applica board recommends that Applica’s shareholders reject the revised NACCO offer and not tender their shares pursuant to the NACCO offer.
     The preceding discussion of the reasons for the Applica board’s recommendation includes all material factors and information considered by the Applica board in making its recommendation, but is not, and is not intended to be, exhaustive. In light of the variety of factors considered in connection with its evaluation of the revised NACCO offer and the complexity of these matters, the Applica board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination, and individual directors may have given different weight to different factors.
     The Applica board reserves the right to revise this recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Applica board will be communicated to shareholders as promptly as practicable in the event that such a determination is reached.
     Applica shareholders who have voted “FOR” adoption of the Harbinger merger agreement can change their vote at any time prior to the special meeting on January 23, 2007 by:
     1. Delivering a written notice to the corporate secretary of Applica before such special meeting that states that he or she revokes his or her proxy;
     2. Delivering a signed and later dated new proxy card before such special meeting in accordance with the instructions included with the proxy card; or
     3. Attending the special meeting and voting in person.
     Applica shareholders retain the ability to tender their shares into the NACCO offer irrespective of whether or not they choose to revoke a previously executed proxy until January 29, 2007.”
Item 9. Exhibits.
     Item 9 is amended and restated in its entirety to read as follows:

Exhibit
No.	Document

(a)(1)
Letter to Applica’s shareholders dated December 19, 2006 (incorporated by reference to exhibit (a)(1) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(a)(2)
Press release issued by Applica on December 19, 2006 (incorporated by reference to exhibit (a)(2) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)*

Exhibit
No.	Document

(a)(3)
Applica’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider the Harbinger merger, as supplemented on December 15, 2006, December 22, 2006, December 28, 2006 and January 5, 2007 (filed with the SEC on December 4, 2006, as supplemented on December 15, 2006, December 22, 2006, December 28, 2006 and January 5, 2007, and incorporated by reference)

(a)(4)	Press release issued by Applica on December 21, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 21, 2006)*

(a)(5)
Letter to Applica’s shareholders dated December 22, 2006 (incorporated by reference to exhibit (a)(5) of Amendment No. 2 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on December 22, 2006)

(a)(6)	Press release issued by Applica on December 22, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC December 22, 2006)*

(a)(7)
Letter to Applica’s shareholders dated December 28, 2006 (incorporated by reference to exhibit (a)(7) of Amendment No. 3 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9/A filed with the SEC on December 28, 2006)

(a)(8)	Press release issued by Applica on December 27, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 27, 2006)*

(a)(9)	Press release issued by Applica on December 28, 2006 (incorporated by reference to Applica’s Schedule 14A filed with the SEC on December 28, 2006)*

(a)(10)	Press release issued by Applica on January 3, 2007 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 3, 2007)*

(a)(11)
Letter to Applica’s shareholders dated January 4, 2007 (incorporated by reference to exhibit (a)(11) of Amendment No. 6 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 4, 2007)

(a)(12)	Press release issued by Applica on January 4, 2007 (incorporated by reference to Applica’s Schedule 14A filed with the SEC on January 4, 2007)

(a)(13)
Press release issued by Applica on January 9, 2007 (incorporated by reference to exhibit (a)(13) of Amendment No. 7 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 10, 2007)

(a)(14)
Press release issued by Applica on January 10, 2007 (incorporated by reference to exhibit (a)(13) of Amendment No. 7 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 10, 2007)

(a)(15)
Press release issued by Applica on January 12, 2007 (incorporated by reference to exhibit (a)(15) of Amendment No. 8 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 12, 2007)

(a)(16)	Letter to Applica’s shareholders dated January 17, 2007+

(a)(17)	Press release issued by Applica on January 17, 2007+

(a)(18)	Press release issued by Applica on January 17, 2007+

(e)(1)
Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed March 31, 2006 relating to the Applica 2006 Annual Meeting of Shareholders (incorporated by reference to exhibit (e)(1) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(e)(2)
Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed relating to the Special Meeting of Shareholders to consider Applica’s proposed merger with Harbinger Capital Partners (incorporated by reference to exhibit (e)(2) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

Exhibit
No.	Document

(e)(3)	Employment Agreement dated May 1, 2004 between Applica and Harry D. Schulman (incorporated by reference to Applica’s Current Report on Form 8-K filed with the SEC on October 15, 2004)

(e)(4)
First Amendment to Employment Agreement dated August 2, 1999 between Applica and Harry D. Schulman (incorporated by reference to exhibit 10.1 of Applica’s Current Report on Form 8-K filed with the SEC on October 15, 2004)

(e)(5)
Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to Exhibit 10.9 of Applica’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the SEC on November 14, 2000)

(e)(6)
First Amendment to Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to exhibit 10.2 of Applica’s Current Report on Form 8-K filed with the SEC on April 19, 2006)

(e)(7)	Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.4 of Applica’s Annual Report on Form 10-K filed with the SEC on March 16, 2005)

(e)(8)
First Amendment to Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed with the SEC on April 19, 2006)

(e)(9)
Agreement and Plan of Merger by and between HB-PS Holding Company, Inc. and Applica Incorporated and joined in by NACCO Industries, Inc. dated July 23, 2006 (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on July 26, 2006)

(e)(10)
Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on October 20, 2006)

(e)(11)
Amendment No. 1, dated December 14, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 15, 2006)

(e)(12)
Amendment No. 2, dated December 22, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 22, 2006)

(e)(13)
Amendment No. 3, dated December 27, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 27, 2006)

(e)(14)
Excerpts from the Third Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on December 28, 2006 (incorporated by reference to exhibit (e)(14) of Amendment No. 3 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 28, 2006)

(e)(15)
Amendment No. 4, dated January 3, 2007, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 3, 2007)

(e)(16)
Excerpts from the Fourth Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on January 5, 2007 (incorporated by reference to exhibit (e)(16) of Amendment No. 6 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 5, 2007)

(e)(17)	Excerpts from the Fifth Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on January 17, 2007+

(e)(18)
Amendment No. 5, dated January 16, 2007, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 17, 2007)

(g)	Inapplicable

*	This press release contains a legend that makes reference to the protections afforded by the Private Securities Litigation Reform Act of 1995. Please note that the protections afforded by the Private Securities Litigation Reform Act of 1995 do not extend to “forward-looking statements” made in connection with the NACCO offer.

+	Filed as an exhibit hereto and included in the Amendment No. 9 to Schedule 14D-9 mailed to Applica’s shareholders.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 is true, complete and correct.
January 17, 2007

APPLICA INCORPORATED
By:	/s/ Harry D. Schulman
	Name:	Harry D. Schulman
	Title:	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Document

(a)(1)
Letter to Applica’s shareholders dated December 19, 2006 (incorporated by reference to exhibit (a)(1) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(a)(2)
Press release issued by Applica on December 19, 2006 (incorporated by reference to exhibit (a)(2) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)*

(a)(3)
Applica’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider the Harbinger merger, as supplemented on December 15, 2006, December 22, 2006, December 28, 2006 and January 5, 2007 (filed with the SEC on December 4, 2006, as supplemented on December 15, 2006, December 22, 2006, December 28, 2006 and January 5, 2007, and incorporated by reference)

(a)(4)	Press release issued by Applica on December 21, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 21, 2006)*

(a)(5)
Letter to Applica’s shareholders dated December 22, 2006 (incorporated by reference to exhibit (a)(5) of Amendment No. 2 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9/A filed with the SEC on December 22, 2006)

(a)(6)	Press release issued by Applica on December 22, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC December 22, 2006)*

(a)(7)
Letter to Applica’s shareholders dated December 28, 2006 (incorporated by reference to exhibit (a)(7) of Amendment No. 3 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9/A filed with the SEC on December 28, 2006)

(a)(8)	Press release issued by Applica on December 27, 2006 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed December 27, 2006)*

(a)(9)	Press release issued by Applica on December 28, 2006 (incorporated by reference to Applica’s Schedule 14A filed with the SEC on December 28, 2006)*

(a)(10)	Press release issued by Applica on January 3, 2007 (incorporated by reference to exhibit 99.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 3, 2007)*

(a)(11)
Letter to Applica’s shareholders dated January 4, 2007 (incorporated by reference to exhibit (a)(11) of Amendment No. 6 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 4, 2007)

(a)(12)	Press release issued by Applica on January 4, 2007 (incorporated by reference to Applica’s Schedule 14A filed with the SEC on January 4, 2007)

(a)(13)
Press release issued by Applica on January 9, 2007 (incorporated by reference to exhibit (a)(13) of Amendment No. 7 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 10, 2007)

(a)(14)
Press release issued by Applica on January 10, 2007 (incorporated by reference to exhibit (a)(13) of Amendment No. 7 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 10, 2007)

(a)(15)
Press release issued by Applica on January 12, 2007 (incorporated by reference to exhibit (a)(15) of Amendment No. 8 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 12, 2007)

(a)(16)	Letter to Applica’s shareholders dated January 17, 2007+

Exhibit
No.	Document

(a)(17)	Press release issued by Applica on January 17, 2007+

(a)(18)	Press release issued by Applica on January 17, 2007+

(e)(1)
Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed March 31, 2006 relating to the Applica 2006 Annual Meeting of Shareholders (incorporated by reference to exhibit (e)(1) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(e)(2)
Excerpts from Applica’s Definitive Proxy Statement on Schedule 14A filed relating to the Special Meeting of Shareholders to consider Applica’s proposed merger with Harbinger Capital Partners (incorporated by reference to exhibit (e)(2) of Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 19, 2006)

(e)(3)	Employment Agreement dated May 1, 2004 between Applica and Harry D. Schulman (incorporated by reference to Applica’s Current Report on Form 8-K filed with the SEC on October 15, 2004)

(e)(4)
First Amendment to Employment Agreement dated August 2, 1999 between Applica and Harry D. Schulman (incorporated by reference to exhibit 10.1 of Applica’s Current Report on Form 8-K filed with the SEC on October 15, 2004)

(e)(5)
Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to Exhibit 10.9 of Applica’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the SEC on November 14, 2000)

(e)(6)
First Amendment to Employment Agreement dated July 1, 2000 between Applica and Terry Polistina (incorporated by reference to exhibit 10.2 of Applica’s Current Report on Form 8-K filed with the SEC on April 19, 2006)

(e)(7)	Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.4 of Applica’s Annual Report on Form 10-K filed with the SEC on March 16, 2005)

(e)(8)
First Amendment to Employment Agreement dated September 16, 2004 between Applica and Brian Guptill (incorporated by reference to exhibit 10.1 to Applica’s Current Report on Form 8-K filed with the SEC on April 19, 2006)

(e)(9)
Agreement and Plan of Merger by and between HB-PS Holding Company, Inc. and Applica Incorporated and joined in by NACCO Industries, Inc. dated July 23, 2006 (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on July 26, 2006)

(e)(10)
Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on October 20, 2006)

(e)(11)
Amendment No. 1, dated December 14, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 15, 2006)

(e)(12)
Amendment No. 2, dated December 22, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 22, 2006)

(e)(13)
Amendment No. 3, dated December 27, 2006, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on December 27, 2006)

(e)(14)
Excerpts from the Third Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on December 28, 2006 (incorporated by reference to exhibit (e)(14) of Amendment No. 3 to Applica’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 28, 2006)

Exhibit
No.	Document

(e)(15)
Amendment No. 4, dated January 3, 2007, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 3, 2007)

(e)(16)
Excerpts from the Fourth Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on January 5, 2007 (incorporated by reference to exhibit (e)(16) of Amendment No. 6 to Applica’s Solicitation/ Recommendation Statement on Schedule 14D-9/A filed with the SEC on January 5, 2007)

(e)(17)	Excerpts from the Fifth Supplement to Applica’s Definitive Proxy Statement on Schedule 14A filed with the SEC on January 17, 2007+

(e)(18)
Amendment No. 5, dated January 16, 2007, to Agreement and Plan of Merger, dated as of October 19, 2006 by and among APN Holding Company, Inc., APN Mergersub, Inc., and Applica Incorporated (incorporated by reference to exhibit 2.1 of Applica’s Current Report on Form 8-K filed with the SEC on January 17, 2007)

(g)	Inapplicable

*	This press release contains a legend that makes reference to the protections afforded by the Private Securities Litigation Reform Act of 1995. Please note that the protections afforded by the Private Securities Litigation Reform Act of 1995 do not extend to “forward-looking statements” made in connection with the NACCO offer.

+	Filed as an exhibit hereto and included in the Amendment No. 9 to Schedule 14D-9 mailed to Applica’s shareholders.